UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 225,000,000 1.875 per cent. Notes due October 27, 2026

Filed pursuant to Rule 3 of Regulation BW

Dated: June 18, 2019

The following information regarding the U.S. Dollar 225,000,000 1.875 per cent. Notes due October 27, 2026 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 17, 2018) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 225,000,000 1.875 per cent. Notes due October 27, 2026.

(b) The interest rate per U.S. Dollar 1,000 (the “Specified Denomination”) shall be 1.875 per cent. per annum, payable semi-annually in arrear on each April 27 and October 27, commencing October 27, 2019, and ending on October 27, 2026.

(c) Maturing October 27, 2026. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Not Applicable.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f) Not Applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 8-13.

(i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Item 2. Distribution of Obligations

As of June 14, 2019, the Bank entered into a Terms Agreement with J.P. Morgan Securities plc (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 225,000,000 at 98.639% of par. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. Delivery of the Notes is expected to be made on or about June 19, 2019.

The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 98.639%	0.077%	98.562%
Total: USD 221,937,750	USD 173,250	USD 221,764,500

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.     Final Terms dated June 14, 2019.

B.     Terms Agreement dated June 14, 2019.

Final Terms dated June 14, 2019

International Bank for Reconstruction and Development

Issue of US$225,000,000 1.875 per cent. Notes due October 27, 2026

(to be consolidated and form a single series with the existing

US$1,250,000,000 1.875 per cent. Notes due October 27, 2026 issued October 27, 2016)

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

MiFID II product governance / Retail investors, professional investors and ECPs target market – See Term 28 below.

SUMMARY OF THE NOTES

1. Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2. (i) Series Number:	11529

(ii) Tranche Number:	2

3. Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4. Aggregate Nominal Amount:

(i) Series:	US$1,475,000,000

(ii) Tranche:	US$225,000,000

5. (i) Issue Price:	98.639 per cent. of the Aggregate Nominal Amount of this Tranche, plus 52 days’ accrued interest

(ii) Net proceeds:	US$222,374,450

6. Specified Denominations (Condition 1(b)):	US$1,000 and integral multiples thereof

7. (i) Issue Date:	June 19, 2019

(ii) Interest Commencement Date (Condition 5(l)):	April 27, 2019

8. Maturity Date (Condition 6(a)):	October 27, 2026

9. Interest Basis (Condition 5):	1.875 per cent. Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis (Condition 6):	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Call/Put Options (Condition 6):	Not Applicable

13. Status of the Notes (Condition 3):	Unsecured and unsubordinated

14. Listing:	Luxembourg Stock Exchange

15. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. Fixed Rate Note Provisions (Condition 5(a)):	Applicable

(i) Rate of Interest:	1.875 per cent. per annum payable semi-annually in arrear

(ii) Interest Payment Date(s):	April 27 and October 27 of each year, from and including October 27, 2019, to and including the Maturity Date, not subject to adjustment in accordance with a Business Day Convention

(iii) Interest Period Date(s):	Each Interest Payment Date

(iv) Business Day Convention:	Not Applicable

(v) Fixed Coupon Amount(s):	US$9.38 per minimum Specified Denomination

(vi) Day Count Fraction (Condition 5(l)):	30/360

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17. Final Redemption Amount of each Note (Condition 6):	US$1,000 per minimum Specified Denomination

18. Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19. Form of Notes (Condition 1(a)):	Fed Bookentry Notes:

Fed Bookentry Notes available on Issue Date

20. New Global Note:	No

21. Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York

22. Governing law (Condition 14):	New York

23. Other final terms:	Not Applicable

DISTRIBUTION

24. (i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

(ii) Stabilizing Manager(s) (if any):	Not Applicable

25. If non-syndicated, name of Dealer:	J.P. Morgan Securities plc

26. Total commission and concession:	0.077 per cent. of the Aggregate Nominal Amount of this Tranche

27. Additional selling restrictions:	Not Applicable

28. MiFID II product governance / Retail investors, professional investors and ECPs only target markets:	Directive 2014/65/EU (as amended, “MiFID II”) product governance / Retail investors, professional investors and eligible counterparties (“ECPs”) target market: Solely for the purposes of the manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in MiFID II; and (ii) all channels for distribution of the Notes. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturer’s target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer’s target market assessment) and determining appropriate distribution channels. For the purposes of this provision, the expression “manufacturer” means the Dealer.

OPERATIONAL INFORMATION

29. ISIN Code:	US459058FT50

30. CUSIP:	459058FT5

31. Common Code:	150984114

32. Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking, S.A. and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks; Euroclear Bank SA/NV; Clearstream Banking, S.A.

33. Delivery:	Delivery against payment

34. Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 17, 2018.

LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.

TAX TREATMENT

The Notes and the interest thereon generally will be subject to taxation, including United States federal income taxation.

Prospective purchasers of Notes should carefully consider the matters set forth under “Tax Matters” in the accompanying Prospectus including the limitations and exceptions set forth therein.

In addition, prospective purchasers of the Notes should consult their own tax advisors concerning the application to their particular situation of United States federal income, withholding and estate tax laws, state, local or other tax laws and the possible effects of changes in federal or other tax laws.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Huy-Long Le
Name: Huy-Long Le
Title: Authorized Officer

Duly authorized

TERMS AGREEMENT NO. 11529 – TRANCHE 2 UNDER THE FACILITY

June 14, 2019

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s US$225,000,000 1.875 per cent. Notes due October 27, 2026 (the “Notes”) (to be consolidated and form a single series with the existing US$1,250,000,000 1.875 per cent. Notes due October 27, 2026 issued October 27, 2016) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on June 19, 2019 (the “Settlement Date”) at an aggregate purchase price of US$222,374,450 (which is 98.562 per cent. of the aggregate nominal amount of the Notes plus 52 days’ accrued interest) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to June 12, 2019, 3:43 p.m. London time. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and

(iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1

The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 98.639 per cent. less the underwriting discount and commission of 0.077 per cent. of the aggregate nominal amount of the Notes, plus 52 days’ accrued interest in the amount of US$609,700).

2

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 / LDSL BK OF NYC / LDSL; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021081367 (IBRD WASH/ISSUER – CODE 2500).

3

The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4

In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Dealer hereby agrees to pay the following expenses, if applicable:

(a)

all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes);

(b)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes; and

(c)	the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealer.

6

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

J.P. Morgan Securities plc

25 Bank Street

Canary Wharf

London E14 5JP

Email:                       emea_syndicate@jpmorgan.com

Attention:                Head of International Syndicate

7

Notwithstanding any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the Dealer and the Bank but without prejudice to Section 13 of the Standard Provisions, the Bank acknowledges and accepts that a BRRD Liability arising under this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i)

the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of the Dealer to the Bank under this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

a.	the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

b.

the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the Dealer or another person (and the issue to or conferral on the Bank of such shares, securities or obligations);

c.	the cancellation of the BRRD Liability; and/or

d.	the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii)

the variation of the terms of this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

As used in this Terms Agreement:

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499;

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised; and

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to the Dealer.

8

Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the “Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the Product Governance Rules:

(a)

the Dealer who is deemed to be a MiFID manufacturer (the “Manufacturer”) acknowledges that it understands the responsibilities conferred upon it under the Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms in connection with the Notes; and

(b)

the Dealer notes the application of the Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by it as Manufacturer and the related information set out in the Final Terms in connection with the Notes.

9

Notwithstanding any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the Dealer and the Bank, but without prejudice to Section 13 of the Standard Provisions, the Bank: (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that the Dealer is or may be Covered Entities; and (c) acknowledges, accepts, and agrees that:

(i)

in the event that the Dealer that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Dealer of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

(ii)

in the event that the Dealer that is a Covered Entity or a Covered Affiliate of such Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Dealer are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States.

As used in this Terms Agreement:

“Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i)	“covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	“covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	“covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

10

Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under the Bank’s Articles of Agreement, or applicable law or international law.

11	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

12	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES PLC (the “Dealer”)

By:	/s/ S Lovedee
Name: S Lovedee
Title: Executive Director

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION

AND DEVELOPMENT

By:	/s/ Huy-Long Le
Name: Huy-Long Le
Authorized Officer